Walthausen & Co. LLC
9 Executive Park Drive Suite B, Clifton Park, NY 12065
Phone (518) 371-3450 Fax (518) 371-3980

Good Morning/Afternoon,

I would like to take a moment of your time to introduce myself and our company. Walthausen & Co. is a local employee owned, value oriented, investment advisor in the small and SMID capitalization arena.

Walthausen & Co., LLC was formed in August, 2007 as an SEC registered investment adviser based in Clifton Park, NY. I previously worked with Paradigm Capital Management in Albany, NY where I managed approximately $1.3 billion of small cap value and SMID value equities for separate accounts, as well as two mutual funds. I left Paradigm to form Walthausen & Co., for a number of reasons including having more control on the decision making process on management issues such as limiting assets under management in order to maximize investor returns, as well as creating a team oriented environment, where all members have an incentive through ownership.

I have been involved as an analyst and manager in the small cap universe for over 30 years. My track record is represented well by the performance of the two mutual funds I managed from inception until I left Paradigm Capital Management at the end of July, 2007; the Paradigm Value Fund (PVFAX - launched in 2003), and the Paradigm Select Fund (PFSLX - launched in 2005). The entire investment team that worked on the products with me at Paradigm has also joined the firm, as well as the head trader.

Walthausen & Co. offers the same disciplined investment philosophies and proprietary research process that proved successful at our previous firm. We believe our enduring process along with our commitment to providing long term results and superior client service, makes us a fresh and competitive alternative as an investment adviser specializing in the small cap and SMID value universe.

In January, we signed our first institutional relationship, followed by the launch of our open end mutual fund, the Walthausen Small Cap Value in February. The Fund is presently on the Fiserv platform, and we are currently in the process of seeking membership with the NSCC. We expect by the end of June to be on a number of the well know broker platforms.

Please let me know how we can further assist you in your process of researching traditional small cap and SMID value managers.

For more information about Walthausen Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call (518) 371-3450 or visit the fund website at www.walthausenfunds.com.

Regards,

John Walthausen
9 Executive Drive; Suite B
Clifton Park, NY 12065
518-348-7214
jwalthausen@walthausenco.com